BALCOR EQUITY PENSION INVESTORS - II
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190

May 28, 1996

Dear Investor:

     On May 20, 1996, Walton Street Capital Acquisition Co. II, L.L.C.
("Walton Street") announced an unsolicited offer to purchase up to 272,919 limited partnership interests which were originally sold to tax-exempt entities ("Tax-Exempt Units") of Balcor Equity Pension Investors-II (the "Partnership") at a price of $92 per Tax-Exempt Unit. This represents approximately 29.0% of the total number of taxable and tax-exempt Units. Balcor Equity Partners-II ("Balcor"), your general partner, makes no recommendation and is remaining neutral with respect to this offer and suggests that you consider the following factors in making your decision to accept or reject this offer:

     1. The Partnership engaged Alex. Brown & Sons, Incorporated ("Alex. Brown") to prepare a current liquidation value of the Partnership. The Alex. Brown definition of current liquidation value assumes an orderly liquidation of the remaining assets of the Partnership over a 12 month period. The Alex. Brown value as of March 31, 1996 for Tax-Exempt Units is $141 per Tax-Exempt Unit. This value includes the first quarter distribution which was paid in April, 1996 in the amount of $3.46 per Tax-Exempt Unit. Therefore, the net Alex. Brown value is $137.54 per Tax-Exempt Unit (the Alex. Brown opinion of value is attached to this letter). The Walton Street offer is approximately 67% of the net Alex. Brown value.

     Additionally, as you know, the Partnership receives valuations quarterly from Valuation Counselors Group and Darby & Associates ("Darby"). The Darby valuation represents the value of a Tax-Exempt Unit based upon the present value of the Partnership's projected future cash flows and the sale of the Partnership's assets by the end of 2004. As such, it is not intended to represent the value for which a Tax-Exempt Unit could be liquidated today and therefore is different from the Alex. Brown value. The Darby valuation as of March 31, 1996 is $152 per Tax-Exempt Unit and the net Darby value (after deducting the first quarter distribution of $3.46 per Tax-Exempt Unit) is $148.54 per Tax-Exempt Unit. The Walton Street offer is approximately 62% of the net Darby value.

     2. The Partnership has nine remaining investments all of which are operating properties. In previous communications, we indicated that our strategy was to continue to hold these assets beyond the original anticipated holding period. However, we also indicated that because of the current strength in the residential and commercial acquisition markets, we are analyzing the possibility of marketing selected assets for sale. Net proceeds will be distributed to investors as assets are sold.

     3.   As of March 31, 1996, the Partnership had cash reserves of approximately $21.19 per Tax-Exempt Unit, which represents 23% of Walton
Street's offering price.  This cash reserve has been adjusted to deduct the quarterly distribution of $3.46 which was declared as of March 31, 1996 and paid in mid-April, 1996.  Based upon current operations, the Partnership currently expects to make a distribution of $3.46 per Tax-Exempt Unit in mid-July, 1996.  If you elect to tender your Tax-Exempt Units to Walton Street,
this distribution will either be paid directly to Walton Street or deducted from their offering price for your Tax-Exempt Units.

     4. The most recent issue of Partnership Spectrum (April/May 1996) indicates that the Tax-Exempt Units traded in a range from $71 to $100 during the sixty day period ended March 31, 1996, reflecting 48 trades. These prices do not reflect commissions that may be payable by the sellers to third parties, so that the actual proceeds received by a seller may be reduced. Due, in part, to the inefficiencies of these secondary markets, there can be no assurance that future secondary trades will result in similar trading prices.

     5. As noted in the Walton Street offering materials, Walton Street is making its offer with a view to making a profit, and there is accordingly a conflict between Walton Street's desire to acquire the Tax-Exempt Units at a low price and the desire of the Limited Partners to sell their Tax-Exempt Units at a high price. However, for Limited Partners who desire immediate cash, Walton Street's offer potentially provides you with an opportunity to immediately liquidate your investment in the Partnership.

     Under the terms of Walton Street's offer, they cannot, until June 17, 1996, purchase and pay for any Tax-Exempt Units tendered prior to that time, and you may withdraw Tax-Exempt Units tendered to Walton Street at any time prior to 12:00 midnight on June 17, 1996. If you wish to retain your Tax-Exempt Units, you need not take any action regarding the Walton Street offer.

     Balcor will continue to act in the manner that Balcor believes is in the best interest of the Limited Partners. However, Limited Partners should consult with their personal tax and legal advisors prior to accepting the Offer and tendering their Tax-Exempt Units.
     Balcor strongly urges you to read carefully the attached Schedule 14D-9 for a more thorough discussion of the above and other factors. We have omitted the Exhibits to the Schedule 14D-9 but will deliver them, as well as the Partnership's Form 10-Q for the quarter ended March 31, 1996, to you at the Partnership's expense if you call 1-800-422-5267.

                              Very truly yours,

                              /s/Thomas E. Meador

                              Thomas E. Meador, Chairman
                              Balcor Equity Partners-II